

September 17, 2010

By U.S. Mail and Facsimile (251) 633-4575

Hal Compton, Jr., CEO
HASCO Medical, Inc.
141 West I-65
Service Road South
Mobile, AL 36693

> **Re: HASCO Medical, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed on March 31, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed on May 14, 2010**
> **Form 8-K**
> **Filed on May 19, 2009**
> **File No. 000-52422**

Dear Mr. Compton:

We have reviewed your response and have the following comments. Where indicated, we think you should revise you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Consolidated Statement of Changes in Shareholders' equity, page F-5

1. Please refer to your response to comment four in our letter dated July 14, 2010. Since Hasco Holdings LLC was your parent at the time of the debt forgiveness, any resulting "gain" on the transaction should be accounted for as a capital contribution. Please revise the financial statements or tell us why you believe no revision is required.

2. We note your response to comment five in our letter dated July 14, 2010. The $3,525,814 of common stock and $3,200,000 of treasury stock used by you to calculate $325,814 reclassified from retained earnings are both shown in the statement of equity for Southern Medical & Mobility, Inc. (SMM) as of December 31, 2008, not 2007. Further, the termination of S Corp status occurred before the reverse merger and is reflected in SMM's financial statements for periods preceding the reverse merger. Please provide us with a calculation that determines the undistributed earnings after reducing retained earnings by the

$898,729 dividend payment at the date your tax status actually changed, not year-end. If the amount that was reclassified is different from this amount please provide an explanation for any differences.

3. We note your response to comment seven in our letter dated July 14, 2010. It appears that the entries to adjust the equity accounts may not be correct. For example, we do not see where you eliminated the common stock and treasury stock accounts of SMM and the accumulated deficit of BBC Graphics against Additional Paid-in Capital (APIC). Further, you have accounted for the "issuance" of the previously outstanding shares of BBC Graphics as an adjustment to Retained Earnings. Please explain to us your accounting in this regard.

4. Please note that immediately post-reverse merger, the equity balances should consist of the accounting acquirer's retained earnings and the combined total par value of the legal acquirer's outstanding common stock before the merger plus the par value of the stock issued by the legal acquirer as consideration for the merger. APIC is presented net of all of the adjustments and eliminations of the recapitalization. Please revise as necessary.

5. In the first journal entry in your response to comment seven, you state you were not assuming certain related party liabilities in the amount of $323,704 and were forgiving the amounts owed. Please tell us why the journal entry credits or increases this liability if you are extinguishing the liability.

6. We note your response to comment thirteen in our letter dated July 14, 2010. SAB Topic 5.J. states that a purchase transaction that results in an entity becoming substantially wholly-owned establishes a new basis of accounting for the purchased assets or liabilities that must be reflected in the stand-alone financial statements of the purchased entity. Accordingly, Mr. Compton's purchase of 100% of the outstanding stock of Southern Medical and Mobility for $3.2 million in cash and related transfer of that stock to Hasco Holdings, LLC, created a new basis for the assets and liabilities of that company that must be pushed down into its financial statements. Please revise the financial statements of Hasco Medical in both the 8-K and all post-merger Exchange Act filings to give effect to the change in basis of the acquired net assets as of the June 2008 acquisition date and also provide all disclosures required by SFAS 141. Please file an Item 4.02 Form 8-K as well.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health care Services